

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 12 to Registration Statement on Form F-1**
> **Filed April 26, 2023**
> **File No. 333-262412**

Dear Mingfei Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

Amendment No. 12 to Registration Statement on Form F-1 Filed April 26, 2023

General

1. We note your response to prior comment 1 and reissue our comment in part. You disclose on your cover page and elsewhere in your prospectus that "as of the date of this prospectus, we have not submitted our recording materials to the CSRC." Please further revise to state whether you and the relevant parties to this transaction have complied with your obligations under the Trial Measures.

2.   We note your response to prior comment 1 and your revised disclosure stating that you must submit a "filing application with the CSRC" and "shall complete the filing with the CSRC in accordance with the Trial Measures before this offering." Your revised disclosure on pages 17 and 110 and prior disclosures on page 16 state that "[w]e believe the CSRC's approval is not required for the offering and trading of our ordinary shares" and "[a]s of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for this offering." Please revise to clarify these statements in light of your disclosure describing your obligation to submit and complete the filing application requirement set forth in the Trial Measures or advise.

3.   You state on page 17 of your registration statement that "[a]s of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we are not required to obtain permission or approval from the government of China for any offering pursuant to this prospectus." On page 38 you explain that the Draft Rules Regarding Overseas Listings "stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market." Throughout your registration statement, please revise your discussions of the "Draft Rules" to the extent that these rules have been superseded or replaced by the "Trial Measures."

Exhibits

4.   Please obtain and file a revised legal opinion that clearly opines on the legality of the shares of common stock underlying the underwriters' warrants, which are being included in your registration statement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

         You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                                          Sincerely,

                                                          Division of Corporation Finance
                                                          Office of Technology

cc: William S. Rosenstadt